                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            Famous Dave's of America
                            ------------------------
                                 Name of Issuer


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   307068-10-6
                                   -----------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]


                                Page 1 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 307068-10-6                 13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankBoston Corporation
      (04-2471221)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Holding Company-Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            295,080

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          350,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             632,681

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          12,399
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      645,080

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 307068-10-6                 13G                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankBoston National Association
      (04-2472499)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bank - USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            295,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          350,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             632,681

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          12,399
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      645,080

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934
Item 1.
       (a)      Name of Issuer:          Famous Dave's of America
                --------------

       (b)      Address of Issuer's      12700 Industrial Park Boulevard
                -------------------      Suite 60
                Principal Executive      Minneapolis, MN  55441
                -------------------
                Office:
                ------
Item 2.
      (a)       Name of Person           BankBoston Corporation
                --------------           on its own behalf as indirect owner
                Filing:                  and on behalf of its subsidiary,
                ------                   BankBoston, National Association

       (b)      Address of Principal     100 Federal Street
                --------------------     Boston, Massachusetts  02110
                Business Office or, if
                ----------------------
                none, Residence:
                ---------------

       (c)      Citizenship:             Holding Company - Massachusetts
                -----------              Bank - USA

       (d)      Title Class of
                --------------
                Securities:              Common Stock $.01 par value
                ----------

       (e)      CUSIP Number:            307068-10-6
                ------------

Item 3.
       This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section
       240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.         Ownership:
                ---------

       (a)      Amount Beneficially
                -------------------
                Owned:                    See Item 9, Cover Page
                -----

       (b)      Percent of Class:         See Item 11, Cover Page
                ----------------

       (c)      Number of Shares as to Which
                ----------------------------
                Such Person Has
                ---------------
                (i)   Sole Power to Vote or to Direct the vote
                (ii)  Shared Power to Vote or to Direct the vote
                (iii) Sole Power to Dispose or Direct the Disposition of:
                (iv)  Shared Power to Dispose to or Direct the Disposition of:

                                               For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5.         Ownership of Five Percent or less of a Class.
                --------------------------------------------

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                Not Applicable.

Item 7.         Identification and Classification of the Subsidiary which has
                -------------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company:
                -------

                Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.         Identification and Classification of Member of the Group.
                --------------------------------------------------------

                Not Applicable.

Item 10.        CERTIFICATION:
                -------------

                See Exhibit A

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

       Date:  February 13, 1998
       BankBoston Corporation

       By: /s/ Robert T. Jefferson
          ------------------------

       Name:  Robert T. Jefferson
              -------------------
       Print

       Title:  Comptroller
               -----------

                                                               Page 6 of 8 Pages


 BankBoston, National Association


By: /s/ James H. Vineburgh
   ---------------------------

Name:  James H. Vineburgh
       ------------------
Print:


Title: Director, Private Banking

                                                               Page 7 of 8 Pages

                                    EXHIBIT A
                                    ---------

                                    AGREEMENT


         The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that BankBoston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Famous Dave's of America Common Stock, $.01 Par Value, on behalf of itself and BankBoston, National Association.


Dated:  February 13, 1998

BankBoston Corporation


By: /s/ Robert T. Jefferson
   ---------------------------
       Robert T. Jefferson
       Comptroller

                                                               Page 8 of 8 Pages

BankBoston, National Association

By: /s/ James H. Vineburgh
   ---------------------------

Name: James H. Vineburgh
      ------------------------
Print:

Title:  Director, Private Banking


               INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


         I, the undersigned, Michael R. Garfield, Assistant Secretary of the Board of Directors of The BankBoston, National Association, do hereby certify that James H. Vineburgh, is a duly elected Senior Vice President of the Bank and Director of Private Banking, and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

         In witness whereof, I have set my hand and seal of the Bank this 13th day of February, 1997.


                                       By: /s/ Michael R. Garfield
                                          --------------------------
                                           Michael R. Garfield
                                           Assistant Secretary of the
                                           Board of Directors